FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
          under the Public Utility Holding Company Act of 1935
     Cinergy Global Resources, Inc. ("CGR"), a Delaware corporation and nonutility subsidiary of Cinergy Corp. ("Cinergy"), a registered holding company, hereby notifies the Commission that it has issued the securities described below:
1.   Type of security: debentures
2.   Issue, renewal or guaranty:  issuance
3.   Principal amount:  $150,000,000
4.   Annual rate of interest:  6.20%
5.   Date of issue:  November 3, 1998
6. Date of maturity: November 3, 2008, subject to prior redemption in whole at any time at the option of CGR, upon such prior notice and at such redemption prices as specified in the indenture, as supplemented, between CGR and the trustee for the debentures.
7. Purchasers: Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
8. Collateral: The debentures are unconditionally guaranteed on an unsecured senior basis by Cinergy. In addition, payment of the principal of and interest on the debentures is insured by a financial guarantee insurance policy issued by a non-affiliate company.
9.   Net proceeds:  approximately $145,500,000
10. Use of proceeds: Repayment of short-term indebtedness and acquisition and development of additional energy-related assets.
11.  Exemption claimed:  Rule 52(b)
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                                     CINERGY GLOBAL RESOURCES, INC.
                                     By:  /s/William L. Sheafer
                                     Vice President & Treasurer
Dated:   November 17, 1998